Exhibit 99.1

Autohome Inc. Announces Unaudited Third Quarter Ended September 30, 2020 Financial Results

BEIJING, November 30, 2020 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights1

•	Net Revenues in the third quarter of 2020 were RMB2,315.6 million ($341.0 million), exceeding the high end of the Company’s original guidance of RMB2,280.0 million ($335.8 million).

•

Online Marketplace and Others Revenues in the third quarter of 2020 were RMB547.7 million ($80.7 million), which contributed to 23.7% of total revenues, compared to 19.2% in the corresponding period of 2019. Data Products in the online marketplace and other business achieved revenue growth of approximately 51% year-over-year in the third quarter of 2020.

•	Net Income attributable to Autohome Inc. in the third quarter of 2020 was RMB846.7 million ($124.7 million), compared to RMB643.7 million for the corresponding period of 2019.

•	Adjusted Net Income attributable to Autohome Inc. (Non-GAAP)[2] in the third quarter of 2020 was RMB901.8 million ($132.8 million), representing an increase of 28.4% year-over-year.

Mr. Min Lu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “We’re pleased to report a great quarter with revenues exceeding the high-end of our guidance by approximately RMB35.6 million. During the quarter, we made significant progress in enriching our end-to-end SaaS platform through unfolding new dealer data products. We are very encouraged by the achievements we have been making in enhancing our content offerings and are highly motivated to explore new space for future growth. As we move ahead, Autohome will remain committed to developing innovative solutions and investing in strategic areas in order to strengthen our competitiveness in the industry.”

Mr. Jun Zou, Chief Financial Officer of Autohome, added, “With a heightened emphasis on new initiatives, our data products delivered another quarter of robust growth with 51% year-over-year increase, driven by revenues from both OEMs and dealers. Additionally, non-GAAP net income increased significantly by RMB199.3 million compared with the same period last year, demonstrating the increasing value of our platform. In October, we made a follow-on investment in TTP Car Inc. to accelerate the expansion of our used car platform and further build out a comprehensive C2B2C ecosystem. Bolstered by an expanded array of growth drivers, a more balanced revenue mix and further enhanced operating efficiencies, we are well-positioned to achieve our long-term goals and create even greater shareholder value.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.7896 on September 30, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

Adjusted net income attributable to Autohome Inc. (Non-GAAP) is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Unaudited Third Quarter 2020 Financial Results

Net Revenues

Net revenues in the third quarter of 2020 were RMB2,315.6 million ($341.0 million), compared to RMB2,170.2 million in the corresponding period of 2019.

•	Media services revenues were RMB927.4 million ($136.6 million), compared to RMB924.5 million in the corresponding period of 2019.

•

Leads generation services revenues were RMB840.5 million ($123.8 million), compared to RMB828.8 million in the corresponding period of 2019. The increase was primarily due to the increase in average revenue per paying dealer.

•

Online marketplace and others revenues increased by 31.4% to RMB547.7 million ($80.7 million) from RMB416.9 million in the corresponding period of 2019. The increase was mainly driven by data products.

Cost of Revenues

Cost of revenues was RMB250.1 million ($36.8 million), compared to RMB247.1 million in the corresponding period of 2019. In addition, cost of revenues included share-based compensation expenses of RMB5.5 million ($0.8 million) during the third quarter of 2020, compared to RMB4.6 million in the corresponding period of 2019.

Operating Expenses

Operating expenses were RMB1,468.0 million ($216.2 million) in the third quarter of 2020, compared to RMB1,426.1 million in the corresponding period of 2019.

•

Sales and marketing expenses were RMB979.3 million ($144.2 million) in the third quarter of 2020, compared to RMB955.7 million in the corresponding period of 2019. The increase was primarily due to the increase in the expenses related to the Company’s 818 Global Super Auto Show. Sales and marketing expenses for the third quarter of 2020 included share-based compensation expenses of RMB11.2 million ($1.7 million), compared to RMB13.4 million in the corresponding period of 2019.

•

General and administrative expenses were RMB139.6 million ($20.6 million) in the third quarter of 2020, compared to RMB108.7 million in the corresponding period of 2019. General and administrative expenses for the third quarter of 2020 included share-based compensation expenses of RMB11.5 million ($1.7 million), compared to RMB16.0 million in the corresponding period of 2019.

•

Product development expenses were RMB349.0 million ($51.4 million) in the third quarter of 2020, compared to RMB361.7 million in the corresponding period of 2019. Product development expenses for the third quarter of 2020 included share-based compensation expenses of RMB25.7 million ($3.8 million), compared to RMB23.6 million in the corresponding period of 2019.

Operating Profit

Operating profit was RMB744.2 million ($109.6 million) in the third quarter of 2020, compared to RMB640.5 million in the corresponding period of 2019.

Income Tax Expense

Income tax expense was RMB31.9 million ($4.7 million) in the third quarter of 2020, compared to RMB119.5 million in the corresponding period of 2019. The decline was primarily due to the realization of uncertain preferential tax treatment taken by certain subsidiaries.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome Inc. was RMB846.7 million ($124.7 million) in the third quarter of 2020, compared to RMB643.7 million in the corresponding period of 2019. Basic and diluted earnings per share/per ADS or “EPS” were RMB7.09 ($1.04) and RMB7.06 ($1.04), respectively, compared to basic and diluted EPS of RMB5.42 and RMB5.39, respectively, in the corresponding period of 2019.

Adjusted Net Income attributable to Autohome Inc. (Non-GAAP) and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc., excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, was RMB901.8 million ($132.8 million) in the third quarter of 2020, compared to RMB702.4 million in the corresponding period of 2019. Non-GAAP basic and diluted EPS were RMB7.55 ($1.11) and RMB7.52 ($1.11), respectively, compared to non-GAAP basic and diluted EPS of RMB5.92 and RMB5.88, respectively, in the corresponding period of 2019.

Balance Sheet and Cash Flow

As of September 30, 2020, the Company had cash and cash equivalents and short-term investments of RMB13.47 billion ($1,983.5 million). Net cash provided by operating activities in the third quarter of 2020 was RMB503.7 million ($74.2 million).

Employees

The Company had 3,882 employees as of September 30, 2020.

Strategic Investment in TTP Car Inc. (“TTP”)

In October of 2020, Autohome announced that the Company has entered into a definitive agreement with TTP, a leading auction platform for used cars in China. Pursuant to the agreement, Autohome will make an investment in TTP through subscription of preferred shares in the capital of TTP for an aggregate purchase price of US$168 million, which is subject to customary closing conditions. In addition, Autohome has the right to purchase up to US$200 million in total principal amount of one or more convertible bonds to be issued by TTP upon Autohome’s request.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB2,475.0 million ($364.5 million) to RMB2,484.0 million ($365.9 million) in the fourth quarter of fiscal year 2020. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic.

Conference Call Information

The Company will host an earnings conference call at 7:00 AM U.S. Eastern Time on Monday, November 30, 2020 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-855-824-5644
Hong Kong, China:	+852-3027-6500
Mainland China:	8009-880-563 / 400-821-0637
United Kingdom:	0800-026-1542
International:	+1-646-722-4977
Passcode:	48337130#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until December 6, 2020:

United States:    +1-646-982-0473

International:     +61-2-8325-2405

Passcode:             319338479#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Anita Chen

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share data)

	For three months ended September 30,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	924,463	927,361	136,586
Leads generation services	828,803	840,470	123,788
Online marketplace and others	416,933	547,737	80,673

Total net revenues	2,170,199	2,315,568	341,047

Cost of revenues	(247,098)	(250,085)	(36,834)

Gross profit	1,923,101	2,065,483	304,213

Operating expenses:
Sales and marketing expenses	(955,712)	(979,337)	(144,241)
General and administrative expenses	(108,714)	(139,632)	(20,566)
Product development expenses	(361,687)	(349,010)	(51,404)

Total operating expenses	(1,426,113)	(1,467,979)	(216,211)

Other income, net	143,558	146,672	21,602

Operating profit	640,546	744,176	109,604

Interest income	124,008	135,091	19,897
Gain/(loss) from equity method investments	127	(280)	(41)
Fair value change of other non-current assets	(1,416)	—	—

Income before income taxes	763,265	878,987	129,460

Income tax expense	(119,450)	(31,914)	(4,700)

Net income	643,815	847,073	124,760

Net income attributable to noncontrolling interests	(110)	(402)	(59)
Net income attributable to Autohome Inc.	643,705	846,671	124,701

Earnings per share for ordinary shares
Basic	5.42	7.09	1.04
Diluted	5.39	7.06	1.04
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	118,733,086	119,459,200	119,459,200
Diluted	119,520,349	119,960,692	119,960,692

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended September 30,
	2019	2020
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	643,705	846,671	124,701
Plus: income tax expense	119,450	31,914	4,700
Plus: depreciation of property and equipment	27,053	42,364	6,240
Plus: amortization of intangible assets	2,917	2,951	435

EBITDA	793,125	923,900	136,076

Plus: share-based compensation expenses	57,589	53,943	7,945

Adjusted EBITDA	850,714	977,843	144,021

Net income attributable to Autohome Inc.	643,705	846,671	124,701
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,139	168
Plus: share-based compensation expenses	57,589	53,943	7,945

Adjusted net income attributable to Autohome Inc.	702,433	901,753	132,814

Non-GAAP earnings per share for ordinary shares
Basic	5.92	7.55	1.11
Diluted	5.88	7.52	1.11
Weighted average shares used to compute earnings per share attributable to common stockholders:
Basic	118,733,086	119,459,200	119,459,200
Diluted	119,520,349	119,960,692	119,960,692

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,988,298	1,807,095	266,156
Short-term investments	10,806,812	11,660,229	1,717,366
Accounts receivable, net	3,231,486	3,090,058	455,116
Amounts due from related parties, current	29,501	29,777	4,386
Prepaid expenses and other current assets	302,285	1,512,863	222,821

Total current assets	16,358,382	18,100,022	2,665,845

Non-current assets
Restricted cash, non-current	5,200	5,200	766
Property and equipment, net	281,773	370,929	54,632
Goodwill and intangible assets, net	1,532,024	1,523,834	224,436
Long-term investments	71,664	69,569	10,246
Deferred tax assets	27,782	120,789	17,790
Other non-current assets	879,040	233,468	34,386

Total non-current assets	2,797,483	2,323,789	342,256

Total assets	19,155,865	20,423,811	3,008,101

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,417,438	2,234,282	329,074
Advance from customers	95,636	91,363	13,456
Deferred revenue	1,370,953	666,432	98,155
Income tax payable	45,489	327,863	48,289
Amounts due to related parties	36,387	41,079	6,050

Total current liabilities	3,965,903	3,361,019	495,024

Non-current liabilities
Other liabilities	45,534	89,258	13,146
Deferred tax liabilities	538,487	515,462	75,919

Total non-current liabilities	584,021	604,720	89,065

Total liabilities	4,549,924	3,965,739	584,089

Equity
Total Autohome Inc. shareholders’ equity	14,629,097	16,480,391	2,427,299
Noncontrolling interests	(23,156)	(22,319)	(3,287)

Total equity	14,605,941	16,458,072	2,424,012

Total liabilities and equity	19,155,865	20,423,811	3,008,101